CoStar Group, Inc.
______________________
1331 L Street, NW
Washington, DC 20005-4101
______________________
(202) 346-6500 local
(202) 346-6703 fax
(877) 739-0486 toll free fax
______________________
www.costar.com
NASDAQ: CSGP

August 30, 2013

VIA EDGAR AND EMAIL
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	CoStar Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 000-24531

Dear Ms. Collins:

In connection with your review of the CoStar Group, Inc. (“CoStar” or the “Company”) Form 10-K for fiscal year ended December 31, 2012, filed on March 1, 2013 (the “Form 10-K”), the Company respectfully submits the following responses to the comments included in your letter dated August 20, 2013. Your comments are set forth below, followed by the Company's responses.

* * * * *

Comment

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Subscription-Based Services, page 35

1.
We note from your response to prior comment 1 that in addition to renewal and cancellation rates, management also looks to other quantitative metrics when analyzing your business. We further note that you discussed annualized net new sales and/or the number of new customers in each of your last three earnings conference calls. Please explain further the statement in your response where you indicate that you believe these metrics only provide ancillary information to the disclosure in your filings and tell us why you do not believe disclosing these metrics would provide meaningful information to your investors.

Response

The Company respectfully advises the Staff that it believes annualized net new sales and the number of new customers which are discussed from time to time during quarterly earnings conference calls only provide ancillary information to the disclosure in the Company's periodic reports because these metrics do not necessarily correlate as closely with the Company's revenue results and operating performance as do fluctuations in the trailing twelve-month contract renewal rate and cancellation rate for annual subscription-based services.

The Company respectfully advises the Staff that while the number of new customers provides some insight into the Company's success and potential future revenue results, the financial success of the Company is more dependent on the retention of existing customers, which can be measured by the trailing twelve-month contract renewal rate. Additionally, similar to the number of subscribers metric discussed in the Company's prior response, the Company has not disclosed the number of new customers for each period in its filings because a wide range of contract rates exists among the numerous services provided by the Company. These contract rates are generally based on the number of sites, number of users, organization size, the client's business focus, geography and the number and type of services to which a client subscribes. For these reasons, the Company believes that fluctuations in the number of new customers only provide ancillary information to the disclosure in its filings and is not as meaningful to its investors as the trailing twelve-month contract renewal rate and cancellation rate for annual subscription-based services.

As previously indicated, the Company respectfully advises that it believes annualized net new sales of subscription services, discussed from time to time during quarterly earnings conference calls, only provides ancillary information to the disclosure in the Company's periodic reports. However, the Company acknowledges the Staff's comment and in future filings will enhance its disclosures to include this metric.

Comment

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page F-25

2.
We note your response to prior comment 2. Please explain further how you determined the $2.98 million of foreign income taxes, net effect and the offsetting increase in the valuation allowance in your rate reconciliation table. In this regard, it appears that the $8.1 million of expected federal income tax provision at the statutory rate includes a $4.5 million foreign tax benefit relating to the $13.0 million of foreign losses incurred during the year ended December 31, 2012. Taking into consideration the additional $2.9 million foreign income tax benefit reflected in your rate reconciliation, it appears that the total foreign tax benefit was $7.4 million for the year ended December 31, 2012. Please clarify how an increase in the valuation allowance of $2.9 million reflects a full valuation allowance for the tax benefits associated with the foreign operating losses recognized in 2012.

Response

The Company respectfully advises the Staff that the foreign losses are generated by United Kingdom ("U.K.") subsidiaries which are disregarded entities under Treasury regulations section 301.7701-3. As a result, the losses incurred by these subsidiaries of approximately $13.0 million generated a federal income tax benefit of approximately $4.5 million in 2012, calculated at the United States enacted statutory tax rate of 35%.

These subsidiaries are also subject to U.K. income tax, thereby generating a U.K. tax benefit by increasing the U.K. net operating loss carryover. The $13.0 million of losses generated a foreign tax benefit of approximately $3.0 million in 2012, calculated at the U.K. enacted statutory tax rate of 23% and that benefit was reflected in the Company's rate reconciliation. Due to the cumulative loss in recent years by these subsidiaries, the Company established a valuation allowance related to the U.K. net operating loss carryovers. As a result, the Company's rate reconciliation disclosed a $3.0 million increase in the valuation allowance, reflecting a full valuation allowance for the foreign tax benefit.

* * * * *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) it is the position of the Securities and Exchange Commission (the “Commission”) that comments by the Commission Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it is the Commission's position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the foregoing is responsive to your comments. The Company understands that you will be reviewing its responses and may have additional comments. If you have any questions concerning the Company's responses please feel free to contact the undersigned at (202) 336-6920 or via email at bradecki@costar.com or Jonathan Coleman at (202) 336-6997 or via email at jcoleman@costar.com.

Very truly yours,

/s/ Brian J. Radecki

Brian J. Radecki
Chief Financial Officer

cc:	Andrew C. Florance, Chief Executive Officer, CoStar Group, Inc.
Jonathan Coleman, General Counsel, CoStar Group, Inc.

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